

Commonwealth of Virginia

STATE CORPORATION COMMISSION

Richmond, September 23, 2016

This is to certify that the certificate of organization of

Corcoran Consulting LLC

was this day issued and admitted to record in this office and that the said limited liability company is authorized to transact its business subject to all Virginia laws applicable to the company and its business. Effective date: September 23, 2016

State Corporation Commission
Attest:



Joel H. Peck
Clerk of the Commission

CISECOM